Exhibit 99.15

CONSENT OF EXPERT

The undersigned, on his or her own behalf, hereby consents to the use of my name, and references to, excerpts from, and summaries of the Technical Report titled “Silver Sand Project Pre-Feasibility Study” (effective date June 19, 2024), which is included in, or incorporated by reference into, the Annual Report on Form 40-F of New Pacific Metals Corp. for the year ended June 30, 2026 being filed with the United States Securities and Exchange Commission (the “SEC”) and the Registration Statement on Form F-10 (Registration No. 333-290324) of New Pacific Metals Corp. filed with the SEC.

Dated: September 23, 2026

\s\ “Andrew Holloway”
Andrew Holloway, P.Eng.